

Mail Stop 3561

August 15, 2016

<u>Via E-mail</u>
Paul C. Varga
Chief Executive Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, KY 40210

      Re: Brown-Forman Corporation
              Form 10-K
              Filed June 16, 2016
              File No. 002-26821

Dear Mr. Varga:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Pamela Howell
              for

              John Reynolds
              Assistant Director
              Office of Beverages, Apparel, and Mining

cc: Michael E. Carr, Jr.
        Brown-Forman Corporation